EXHIBIT 99.1

Titan Confirms District-Wide Germanium Enrichment as Critical Mineral Push Expands at Empire State Mines

GOUVERNEUR, N.Y., July 07, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and the only end to end producer of natural flake graphite in the U.S., today provided an update on its germanium (Ge) evaluation program at its 100%-owned Empire State Mines property. A property-wide reconnaissance program has confirmed elevated germanium across the Balmat-Edwards mineral system, in both primary zinc ore and historic tailings, establishing district-wide enrichment as a characteristic of the system rather than a localized occurrence.

HIGHLIGHTS

  District-Wide Enrichment Confirmed: sampling across six underground ore bodies and two historic tailings facilities confirmed elevated germanium across the Balmat-Edwards zinc system.
  Priority Targets Identified:
    18.8 million short tons (internal engineering estimate) at Number 4 tailings, with five samples ranging from 18.1 to 31.3 ppm
    4.97 million short tons (based on historical mill production records) at Edwards tailings facility, with two samples ranging from 30.1 to 44.7 ppm
    600,000 short tons in the current mineral resource estimate at Mud Pond Main, with three samples ranging from 4.5 to 85.6 ppm
  Enrichment Confirmed Across All Sampled Zones: individual characterization sample results by zone are summarized below (see Tables 1 and 2 and accompanying notes):
Zone / Facility	Germanium Sample Results (ppm)
Upper Mahler (MWD)	26.1 – 32.3
Lower Mahler (LMA)	11.4 – 81.1
New Fold	8.7 – 49.7
N2D	5.0 – 20.6
Mud Pond Apron	4.6 – 18.1
Mud Pond Main	4.5 – 85.6
Number 4 Tailings	18.1 – 31.3
Edwards Tailings	30.1 – 44.7

  Current Germanium Prices: approximately US$6,000/kg (US$6/g; 1 ppm = 1 g/t), with demand expected to benefit from growth in semiconductor, AI, defense and fiber optic technologies.

"As North America continues to prioritize secure domestic sources of critical minerals, we’re well positioned to play an important role in that supply chain," said Rita Adiani, President and CEO of Titan Mining. "These results confirm that germanium is a district-wide characteristic of the mineral system at Empire State Mines, not a localized occurrence. We are seeing consistent germanium tenor across multiple historic tailings facilities and meaningful values in primary ore. That breadth is why we are concentrating the next phase of work on two targets, Mud Pond Main, and Edwards, which is among the larger tailings facilities on the property. Current strong germanium pricing, with landed US pricing at over $6,000/kg, creates an incentive for detailed investigation into these areas."

PROGRAM OVERVIEW

The Company has completed a targeted characterization sampling program across six underground ore bodies within the Empire State Mines zinc Mineral Resource Estimate to evaluate the potential for germanium as a recoverable by-product element. Three samples were collected from within the defined mineralized domain of each ore body and analyzed for germanium. Additionally, five samples were collected by auger sampling of the upper horizon of the Number 4 Tailings, and two auger samples were collected from the upper horizons of the Edwards Tailings.

Table 1 summarizes germanium assay results by ore body. Table 2 summarizes germanium assay results from the Company's historic tailings facilities.

Table 1: Zinc Mineral Resource Estimate and Germanium Assay Results by Ore Body

Zinc MREˆ				Germanium Sample Assay Results²
Ore Body / Zone	MRE Categoryˆ	Resource (000 st)ˆ	Zn Grade (%)ˆ	Sample A (ppm)²	Sample B (ppm)²	Sample C (ppm)²
Upper Mahler (MWD)	Indicated	142.1	16.95	32.3 ppm	30.4 ppm	26.1 ppm
	Inferred	306.8	15.52
Lower Mahler (LMA)	Measured	104.3	19.51	81.1 ppm	14.3 ppm	11.4 ppm
	Indicated	389.2	19.44
	Inferred	608.4	16.32
New Fold	Measured	111.4	19.71	49.7 ppm	22.2 ppm	8.7 ppm
	Indicated	218.4	17.04
	Inferred	354.3	17.39
N2D	Measured	66.1	9.61	20.6 ppm	14.0 ppm	5.0 ppm
	Indicated	115.8	10.98
	Inferred	598.2	9.37
Mud Pond Apron	Indicated	98.3	13.86	18.1 ppm	6.2 ppm	4.6 ppm
	Inferred	128.5	12.3
Mud Pond Main	Indicated	42.1	10.21	85.6 ppm	74.2 ppm	4.5 ppm
	Inferred	555.9	10.54

1) Zinc Mineral Resource Estimates are sourced from the Empire State Mines NI 43-101 Technical Report, effective December 1, 2025, prepared by Donald R. Taylor, MSc., PG, SME Registered Member #4029597. Mr. Taylor is a director of the Company and is not independent of the Company within the meaning of NI 43-101. Tonnages are reported in US short tons, rounded to the nearest hundred short tons. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that Inferred Mineral Resources will be converted to Measured or Indicated categories through continued exploration.

2) Germanium values represent individual assay results from characterization samples collected within the defined mineralized domain of each ore body. Samples were analyzed using the method described in the Quality Assurance and Quality Control section of this release. These values are exploratory in nature and do not constitute a mineral resource estimate for germanium. There has been insufficient sampling to define a representative germanium grade for any ore body, and these results must not be applied to any resource tonnage to derive a contained metal quantity. It is uncertain whether further exploration will result in germanium being delineated as a mineral resource or recoverable as an economic by-product credit. Germanium assay results have been reviewed and approved by Matthew Melnyk, CPG #11540, Titan’s VP Geology and Exploration, a Qualified Person as defined by NI43-101. Mr. Melnyk is not independent of the Company within the meaning of NI 43-101 and has not reviewed or approved any mineral resource estimate referenced herein.

Table 2: Historic Tailings Facilities - Internal Estimates and Germanium Assay Results

Tailings Facility Information³			Germanium Assay Results in ppm²
Tailings Facility	Estimated Tonnage (st)³	Basis of Estimate³	Sample A	Sample B	Sample C	Sample D	Sample E
Number 4 Tails	~18,824,000	Internal engineering estimate (Kilbourne PEA)	31.3 ppm	25.8 ppm	22.5 ppm	21.4 ppm	18.1 ppm
Edwards Tails	~4,970,000	Historical mill production records	44.7 ppm	30.1 ppm	-	-	-

3) Tailings tonnage figures are internal engineering estimates only. They have not been verified by drilling, bulk density testing, or formal resource estimation and do not constitute mineral resources under NI 43-101 or any other reporting standard. The Number 4 Tails tonnage is derived from Kilbourne project engineering studies. The Edwards Tails tonnage is derived from historical mill production records.

4) Edwards Tails: Two samples collected. Results should not be interpreted as representative of the full tailings facility.

5) See footnote 2 above for full germanium assay methodology disclosure and QP attribution statement. The same disclosure applies to both Table 1 and Table 2 germanium results.

NEXT STEPS IN THE GERMANIUM PROGRAM

Having now confirmed germanium across multiple ore bodies and tailings facilities, the Company’s germanium program advances to:

1.  Prioritization, based on existing data and running concurrently with deportment studies to focus resources on bodies and process streams showing the strongest germanium values.

2.  Mineral deportment and mineralogical studies, to identify the specific host mineral phases for germanium within respective settings.

3.  Recovery test work, to evaluate processing options best suited to the mineralogy of the host mineral phase, with continued evaluation of scavenger and pre-float tailings streams progressing in parallel under the Teck cooperation agreement announced May 13, 2026.

Deportment and mineralogical studies are underway to determine the most capital-efficient recovery pathway. The Company expects to provide further updates on the program as results from this work become available.

Quality Assurance and Quality Control

Samples were collected by Empire State Mines’ personnel following documented chain of custody procedures and submitted to ALS, an accredited independent laboratory, for analysis. Germanium and multi-element contents were determined by sodium peroxide fusion with an inductively coupled plasma mass spectrometry (ICP-MS) finish (method ME-MS89L), with a rare earth element package added to the analytical suite. ALS inserted certified reference materials (AMIS0341, AMIS0684, GTA-05, OREAS 146, and SY-5 for SD26171672; AMIS0341, AMIS0684, and SY-5 for SD26193076), blanks, and pulp duplicates as part of its standard laboratory QC program. All reference materials returned values within certified acceptance limits for germanium, with the exception of OREAS 146 in batch SD26171672, which returned germanium below the detection limit against a certified range of 4.6–7.2 ppm. Given the REE-concentrate matrix of OREAS 146 and the consistent performance of the remaining four reference standards, the Company considers this result to reflect a matrix-compatibility limitation of that standard rather than an analytical error. Blanks returned no detectable germanium contamination. Pulp duplicates showed excellent reproducibility for germanium, with relative percent differences of 2.6%, 5.8%, and 1.2%, respectively. The Company did not insert project level certified reference materials or blanks external to the laboratory submission. The Company has not identified any QC failures that would affect confidence in the germanium analytical data.

The Qualified Person has reviewed the sampling procedures, chain of custody documentation, laboratory certificates, and QC data summarized above and is satisfied that the sampling and analytical procedures are appropriate for the style of mineralization and the purpose of this characterization program. The primary limitation of the dataset is sample population size. Three samples per underground ore body, two samples from the Edwards Tailings and five samples from the Number 4 Tailings are sufficient to confirm the presence and approximate tenor of germanium enrichment within individual samples but are insufficient to define grade continuity, establish representative average grades or support mineral resource estimation.

Germanium determination requires a closed-vessel digestion method. Standard four-acid digestion procedures cause volatilization of germanium as germanium tetrachloride, resulting in systematic understatement of germanium grades. The sodium peroxide fusion method employed (ME-MS89L) prevents germanium chloride volatilization and is the appropriate closed-vessel method for germanium determination in sulfide and silicate matrices. Results generated by conventional four-acid methods are not directly comparable to results reported herein.

Qualified Persons

The scientific and technical information in this news release relating to the Company's zinc ore bodies, including Germanium assay results, exploration activities and geological interpretation, has been reviewed and approved by Matthew Melnyk, CPG #11540, Vice President Exploration and Geology of Titan Mining Corp., a Qualified Person as defined by NI 43-101. Mr. Melnyk's review covers the germanium sampling and individual sample assay results and the exploration and geological information described in this release. He has not prepared, reviewed, or verified any mineral resource estimate.

The scientific and technical information in this news release relating to metallurgical and recovery aspects of the germanium program has been reviewed and approved by Oliver Peters, MSc., P.Eng., a Qualified Person as defined by NI 43-101, who is independent of the Company.

For additional information, refer to the technical report titled "Empire State Mines 2025 NI 43-101 Technical Report, Gouverneur, New York, USA," effective December 1, 2025.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York State. Titan is also the United States' first end-to-end producer of natural flake graphite in 70 years and is advancing graphite and germanium initiatives to strengthen domestic critical minerals supply chains. The Company has also received support from the U.S. Export-Import Bank (EXIM) under its Make More in America Initiative. Titan’s goal is to deliver shareholder value through operational excellence, development, and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Investor Relations Contact

Irina Kuznetsova
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Phone: (778) 870-7735
Email: info@titanminingcorp.com

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KCSA Strategic Communications
Email: TitanMining@KCSA.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this news release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include, but are not limited to, statements regarding the Company’s next steps in its germanium program (including future prioritization, mineral deportment and mineralogical studies, and recovery testwork). When used in this news release, words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; risks that the new antidumping and countervailing duties do not receive final affirmative determination by the ITC; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; study results; permitting progress; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.